EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Huttig, Inc.	Delaware
Huttig FSC, Inc.	Barbados
Huttig Building Materials, Inc.	Delaware
Huttig Texas Holdings, Inc.	Delaware
Huttig Texas Limited Partnership	Texas